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Olo Inc.

99 Hudson Street

10th Floor

New York, NY 10013

Via EDGAR

May 10, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Stringer

Adam Phippen

Re:	Olo Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 23, 2023

Form 8-K dated February 22, 2023

File No. 001-40213

Ladies and Gentlemen:

On behalf of Olo Inc. (the “Company”), we are providing this letter in response to the comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated April 27, 2023 with respect to the Company’s Form 10-K for the fiscal year-ended December 31, 2022, filed on February 24, 2023, and the Company’s Form 8-K dated February 22, 2023, filed on February 22, 2023.

Set forth below are the Company’s responses to the Comment. The numbering of the paragraph below corresponds to the numbering of the Comment, which for your convenience we have incorporated into this response letter in italics. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Text references in the Company’s responses correspond to the text in Exhibit 99.1 of the Form 8-K dated February 22, 2023, filed on February 22, 2023.

Form 8-K dated February 22, 2023

Exhibit 99.1

1.

We note your disclosure under the subheading “Non-GAAP Financial Measures” that you adjust GAAP financial measures for “related income tax impacts” when calculating non-GAAP measures. In regard to non-GAAP net income, please tell us and disclose how you calculated the related income tax impacts. Tell us the line item(s) that include(s) the tax impact. Please also explain the line item “Transaction-related deferred income tax benefit.” Refer to Question 102.11 of the Non-GAAP Compliance & Disclosure Interpretations.

RESPONSE: The Company respectfully acknowledges the Staff’s Comment and the reference to the guidance set forth in Question 102.11 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff’s Comment, the Company respectfully directs the Staff to the subheading “Non-GAAP Financial Measures.” “Related income tax impacts” solely pertain to the text immediately preceding it, “transaction costs incurred within one year of the related acquisition.” In response to the Staff’s Comment, in future filings, the Company will clarify how “related income tax impacts” is defined under the subheading “Non-GAAP Financial Measures” as follows:

“...and transaction costs (incurred within one year of the related acquisition, as well as the related income tax impacts of the acquisition).”

In response to the Staff’s Comment, the Company respectfully advises the Staff that the “Transaction-related deferred income tax benefit” line item in the “Reconciliation of GAAP to Non-GAAP Results (Unaudited)” table, refers to the “related income tax impacts” under the subheading “Non-GAAP Financial Measures” and as referenced in this letter. The Company respectfully advises the Staff that this line item pertains to tax impacts from the Company’s 2022 acquisition of Omnivore Technologies, Inc. (“Omnivore”) and 2021 acquisition of Wisely, Inc. (“Wisely”). Accounting Standards Codification 805 requires that assets acquired in an equity transaction (which both Omnivore and Wisely were) be assigned book values as determined through purchase accounting, which resulted in a basis difference with respect to acquired intangible assets for both transactions as they were deemed to be stock acquisitions for tax purposes. As a result, the Company recognized a deferred tax liability relating to the basis difference in acquired intangible assets.

ASC 805-740-30-3 states that the tax law in some jurisdictions may permit the future use of either of the combining entities’ deductible temporary differences or carryforwards to reduce taxable income or tax payable attributable to the other entity after the business combination. If the combined entity expects to file a consolidated tax return, an acquirer may determine that as a result of the business combination its valuation for its deferred tax assets should be changed. For example, the acquirer may be able to utilize the benefit of its tax operating loss carryforwards against the future taxable profit of the acquiree. In such cases, the acquirer reduces its valuation allowance based on weight of available evidence. Based on the available evidence the Company is taking a systematic approach of using acquiring entity’s tax operating loss carryforward first. However, that reduction does not enter into the accounting for the business combination but is recognized as an income tax benefit. Omnivore and Wiley will file with the Company as part of a consolidated return and its taxable profits/losses will be reported as part of the Company’s tax return. Therefore, it was determined that the deferred tax liability established through purchase accounting can be used as a source of taxable income for the Company and thus the existing valuation allowance should be reduced with a corresponding impact to income tax benefit. As a result of recognizing deferred tax benefits pursuant to these transactions, the Company added a line item for “Transaction-related deferred income tax benefit” in the aforementioned table.

The Company respectfully advises the Staff that the “Transaction-related deferred income tax benefit” line item, which as stated above, refers to the “related income tax impacts” is calculated by multiplying the book value of the acquired intangibles by the federal and state effective income tax rate. As a result of the recognition of deferred tax benefits arising from both the Omnivore and Wisely acquisitions, the Company determined this line item should be included in the “Reconciliation of GAAP to Non-GAAP Results (Unaudited)” table, consistent with Omnivore and Wisely transaction costs. In response to the Staff’s Comment, in future filings, the Company will add a footnote linked to the “Transaction-related deferred income tax benefit” line item in the “Reconciliation of GAAP to Non-GAAP Results (Unaudited)” table to clarify the Company’s consideration of the tax impact of reconciling items, as follows:

As a result of its acquisitions, we recognized deferred tax liabilities relating to the basis differences in acquired intangible assets. The deferred income tax benefits related to acquisition transaction costs are included in the GAAP provision for income taxes. Due to the Company being in a full valuation allowance position, there were no income tax benefits related to stock-based compensation expense and related payroll tax expense, certain litigation-related expenses, loss on disposal of assets, non-cash capitalized software impairment, capitalized internal-use software and intangible amortization, and severance costs, for the periods presented.

Please contact me at (212) 813-8853 with any questions or further comments regarding our responses to the Staff’s Comment.

Sincerely,

/s/ Edwin O’Connor
Edwin O’Connor

cc:	Noah Glass, Olo Inc.

Peter Benevides, Olo Inc.

Robert Morvillo, Olo Inc.

John J. Egan, III, Goodwin Procter LLP

Andrew R. Pusar, Goodwin Procter LLP